Exhibit (g)(1)
INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT
BETWEEN
GLADSTONE LENDING CORPORATION
AND
GLADSTONE MANAGEMENT CORPORATION
          AGREEMENT made this 24th day of June, 2010, by and between GLADSTONE LENDING CORPORATION, a Maryland corporation (the “Corporation”), and GLADSTONE MANAGEMENT CORPORATION, a Delaware corporation (the “Adviser”).
          WHEREAS, the Corporation is a newly organized closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended (the “Investment Company Act”);
          WHEREAS, the Adviser is an investment adviser that has registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”); and
          WHEREAS, the Corporation desires to retain the Adviser to furnish investment advisory services to the Corporation on the terms and conditions hereinafter set forth, and the Adviser wishes to be retained to provide such services.
          NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree as follows:
1. DUTIES OF THE ADVISER.
     (a) The Corporation hereby employs the Adviser to act as the investment adviser to the Corporation and to manage the investment and reinvestment of the assets of the Corporation, subject to the supervision of the Board of Directors of the Corporation, for the period and upon the terms herein set forth, (i) in accordance with the investment objective, policies and restrictions that are set forth in the Corporation’s Registration Statement on Form N-2, filed with the Securities and Exchange Commission (“SEC”) on April 30, 2010, as the same shall be amended from time to time (as amended, the “Registration Statement”), (ii) in accordance with the Investment Company Act and (iii) during the term of this Agreement in accordance with all other applicable federal and state laws, rules and regulations, and the Corporation’s charter and by-laws. Without limiting the generality of the foregoing, the Adviser shall, during the term and subject to the provisions of this Agreement, (i) determine the composition of the portfolio of the Corporation, the nature and timing of the changes therein and the manner of implementing such changes; (ii) identify, evaluate and negotiate the structure of the investments made by the Corporation; (iii) close and monitor the Corporation’s investments; (iv) determine the securities and other assets that the Corporation will purchase, retain, or sell; (v) perform due diligence on prospective portfolio companies; and (vi) provide the Corporation with such other investment advisory, research and related services as the Corporation may, from time to time, reasonably require for the investment of its funds. The Adviser shall have the discretion, power and authority on behalf of the Corporation to effectuate its investment decisions for the Corporation, including the execution and delivery of all documents relating to the Corporation’s investments and the placing of orders for other purchase or sale transactions on behalf of the Corporation. In the event that the Corporation determines to acquire debt financing, the Adviser will arrange for such financing on the Corporation’s behalf, subject to the oversight and approval of the Corporation’s Board of Directors. If it is necessary for the Adviser to make investments on behalf of the Corporation through a special purpose vehicle, the Adviser shall have authority to create or arrange for the creation of such special purpose vehicle and to make such investments through such special purpose vehicle in accordance with the Investment Company Act.
     (b) The Adviser hereby accepts such employment and agrees during the term hereof to render the services described herein for the compensation provided herein.
     (c) Subject to the requirements of the Investment Company Act, the Adviser is hereby authorized to enter into one or more sub-advisory agreements with other investment advisers (each, a “Sub-Adviser”) pursuant to which the Adviser may obtain the services of the Sub-Adviser(s) to assist the Adviser in fulfilling its responsibilities hereunder. Specifically, the Adviser may retain a Sub-Adviser to recommend specific securities or other investments based upon the Corporation’s investment objective and policies, and work, along with the Adviser, in structuring, negotiating, arranging or effecting the acquisition or disposition of such investments and monitoring investments on behalf of the Corporation, subject to the oversight of the Adviser and the Corporation. The Adviser, and not the Corporation, shall be responsible for any compensation payable to any Sub-Adviser. Any sub-advisory agreement entered into by the Adviser shall be in accordance with the requirements of the Investment Company Act and other applicable federal and state law and shall contain a provision requiring the Sub-Adviser to comply with Sections 1(e) and 1(f) below as if it were the Adviser.
     (d) The Adviser shall for all purposes herein provided be deemed to be an independent contractor and, except as expressly provided or authorized herein, shall have no authority to act for or represent the Corporation in any way or otherwise be deemed an agent of the Corporation.
     (e) The Adviser shall keep and preserve for the period required by the Investment Company Act any books and records relevant to the provision of its investment advisory services to the Corporation and shall specifically maintain all books and records with respect to the Corporation’s portfolio transactions and shall render to the Corporation’s Board of Directors such periodic and special reports as the Board may reasonably request. The Adviser agrees that all records that it maintains for the Corporation are the property of the Corporation and will surrender promptly to the Corporation any such records upon the Corporation’s request, provided that the Adviser may retain a copy of such records.
     (f) The Adviser has adopted and implemented written policies and procedures reasonably designed to prevent violation of the Federal Securities laws by the Adviser. The Adviser has provided the Corporation, and shall provide the Corporation at such times in the future as the Corporation shall reasonably request, with a copy of such policies and procedures and a report of such policies and procedures. Such report shall be of sufficient scope and in sufficient detail, as may reasonably be required to comply with Rule 38a-1 under the Investment Company Act and to provide reasonable assurance that any material inadequacies would be disclosed by such examination, and, if there are no such inadequacies, the report shall so state.
     The following provisions in this Section 1 shall apply for only so long as the shares of the Corporation are not listed on a national securities exchange.
     (g) The Adviser shall, upon by request by an official or agency administering the securities laws of a state, province, or commonwealth (a “State Administrator”) submit to such State Administrator the reports and statements required to be distributed to the Corporation’s stockholders pursuant to this Agreement, the Registration Statement and applicable federal and state law.
     (j) It is acknowledged that the Adviser shall have a fiduciary responsibility for the safekeeping and use of all funds and assets of the Corporation, whether or not in the Adviser’s immediate possession or control. The Adviser shall not employ, or permit another to employ, such funds or assets in any manner except for the exclusive benefit of the Corporation. The Adviser shall not, by entry into an agreement with any stockholder of the Corporation or otherwise, contract away the fiduciary obligation owed to the Corporation and the Corporation’s stockholders under common law.
2. CORPORATION’S RESPONSIBILITIES AND EXPENSES PAYABLE BY THE CORPORATION.
     (a) Costs. All investment professionals of the Adviser and their respective staffs, when and to the extent engaged in providing investment advisory and management services hereunder, and the compensation and routine overhead expenses of such personnel allocable to such services, will be provided and paid for by the Adviser and not by the Corporation. The Corporation will bear all other costs and expenses of its operations and transactions, including (without limitation) those relating to: fees and expenses relating to: expenses deemed to be “organization and offering expenses” of the Corporation for purposes of Conduct Rule 2810(a)(12) of the Financial Industry Regulatory Authority (for purposes of this Agreement, such expenses, exclusive of commissions, the dealer manager fee and any discounts, are hereinafter referred to as “Organization and Offering Expenses”); calculating the Corporation’s net asset value (including the cost and expenses of any independent valuation firm); expenses incurred by the Adviser payable to third parties, including agents, consultants or other advisors (such as independent valuation firms, accountants and legal counsel), in monitoring financial and legal affairs for the Corporation and in monitoring the Corporation’s investments and performing due diligence on its prospective portfolio companies; interest payable on debt, if any, incurred to finance the Corporation’s investments; offerings of the Corporation’s common stock and other securities; investment advisory and management fees; administration fees, if any, payable under the Administration Agreement between the Corporation and Gladstone Administration, LLC (“Gladstone Administration”), the Corporation’s administrator; fees payable to third parties, including agents, consultants or other advisors, relating to, or associated with, evaluating and making investments; transfer agent and custodial fees; federal and state registration fees; all costs of registration and listing the Corporation’s shares on any securities exchange; federal, state and local taxes; independent Directors’ fees and expenses; costs of preparing and filing reports or other documents required by the SEC; costs of any reports, proxy statements or other notices to stockholders, including printing costs; the Corporation’s allocable portion of the fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums; direct costs and expenses of administration, including printing, mailing, long distance telephone, copying, secretarial and other staff, independent auditors and outside legal costs; and all other expenses incurred by the Corporation or Gladstone Administration in connection with administering the Corporation’s business, including payments under the Administration Agreement between the Corporation and Gladstone Administration based upon the Corporation’s allocable portion of Gladstone Administration’s overhead in performing its obligations under the Administration Agreement, including rent and the allocable portion of the cost of the Corporation’s chief compliance officer and chief financial officer and their respective staffs.
Notwithstanding the foregoing, the Corporation shall not be liable for Organization and Offering Expenses to the extent that Organization and Offering Expenses, together with all prior Organization Offering Expenses, exceeds the greater of $125,000 and 1.5% of the aggregate gross proceeds from the offering of the Corporation’s securities (the “Offering Proceeds”). The Corporation shall be obligated to reimburse the Adviser for all current and past Organization and Offering Expenses paid by the Adviser and not already reimbursed by the Corporation (the “Reimbursable O&O Expenses”) as follows:
(i)	if the Offering Proceeds are $8,333,333.33 or less, the Corporation shall reimburse the Adviser for such Reimbursable O&O Expenses to the extent that the Reimbursable O&O Expenses, together with all past Organization and Offering Expenses for which the Adviser has received reimbursement, does not exceed $125,000; or

(ii)	if the Offering Proceeds exceed $8,333,333.33, the Corporation shall reimburse the Adviser for such Reimbursable O&O Expenses to the extent that the Reimbursable O&O Expenses, together with all past Organization and Offering Expenses for which the Adviser has received reimbursement, does not exceed an amount equal to 1.5% of the Offering Proceeds.
The following provisions in this Section 2(b) shall apply for only so long as the shares of the Corporation are not listed on a national securities exchange.
     (b) Limitations on Reimbursement of Expenses. In addition to the compensation paid to the Adviser pursuant to Section 3, the Corporation shall reimburse the Adviser for all expenses of the Corporation incurred by the Adviser as well as the actual cost of goods and services used for or by the Corporation and obtained from entities not affiliated with the Adviser. The Adviser may be reimbursed for the administrative services performed by it on behalf of the Corporation; provided, however, the reimbursement shall be an amount equal to the lower of the Adviser’s actual cost or the amount the Corporation would be required to pay third parties for the provision of comparable administrative services in the same geographic location; and provided, further, that such costs are reasonably allocated to the Corporation on the basis of assets, revenues, time records or other method conforming with generally accepted accounting principles. No reimbursement shall be permitted for services for which the Adviser is entitled to compensation by way of a separate fee. Excluded from the allowable reimbursement shall be:

(i)	rent or depreciation, utilities, capital equipment, and other administrative items of the Adviser; and

(ii)	salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any executive officer or board member of the Adviser (or any individual performing such services) or a holder of 10% or greater equity interest in the Adviser (or any person having the power to direct or cause the direction of the Adviser, whether by ownership of voting securities, by contract or otherwise).
     (c) Periodic Reimbursement. Expenses incurred by the Adviser on behalf of the Corporation and payable pursuant to this Section 2 shall be reimbursed no less than monthly to the Adviser. The Adviser shall prepare a statement documenting the expenses of the Corporation and the calculation of the reimbursement and shall deliver such statement to the Corporation prior to full reimbursement.
3. COMPENSATION OF THE ADVISER.
          The Corporation agrees to pay, and the Adviser agrees to accept, as compensation for the services provided by the Adviser hereunder, a base management fee (“Base Management Fee”) and an incentive fee (“Incentive Fee”) as hereinafter set forth. The Corporation shall make any payments due hereunder to the Adviser or to the Adviser’s designee as the Adviser may otherwise direct.
     (a) Base Management Fee.
(i)	The Base Management Fee shall be calculated at an annual rate of 1.0% of the Corporation’s average gross assets invested in senior syndicated first lien loans and 2.0% of all other of the Corporation’s average gross assets except there is no Base Management Fee on cash and cash equivalents. A senior syndicated loan is one that is syndicated by a bank or syndication agent and that is traded on a limited basis by institutions that buy and sell syndicated loans.

(ii)	The Base Management Fee will be paid quarterly, in arrears, and will be calculated based on the average value of the Corporation’s average gross assets at the end of the two (2) most recently completed calendar quarters.

(iii)	For purposes of this Section 3(a), “gross assets” shall mean the average value of the Corporation’s total assets, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings, valued as of the end of the two (2) most recently completed calendar quarters, and appropriately adjusted for any share issuances or repurchases during the current calendar quarter.

(iv)	In the event the Adviser receives fees directly from any of the Corporation’s portfolio companies for additional services provided to the portfolio company,

50% of these fees will be credited against the Base Management Fee that the Corporation would otherwise be required to pay to the Adviser. Neither the Corporation nor the Adviser will receive any fees in connection with managerial assistance provided to the Corporation’s portfolio companies.
     (b) The Incentive Fee shall consist of two parts, as follows:
(i)	One part will be calculated and payable quarterly in arrears based on the pre-incentive fee net investment income (“Pre-Incentive Fee Net Investment Income”) for the immediately preceding calendar quarter. For this purpose, Pre-Incentive Fee Net Investment Income means interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence, consulting fees that the Corporation receives from portfolio companies, but excluding fees for providing managerial assistance) accrued by the Corporation during the calendar quarter, minus the Corporation’s operating expenses for the quarter (including the Base Management Fee, expenses payable under the Administration Agreement, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the Incentive Fee). Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that the Corporation has not yet received in cash. Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-Incentive Fee Net Investment Income, expressed as a rate of return on the value of the Corporation’s net assets at the end of the immediately preceding calendar quarter, will be compared to a “hurdle rate” of 1.75% per quarter (7% annualized). The Corporation will pay the Adviser an Incentive Fee with respect to the Corporation’s Pre-Incentive Fee Net Investment Income in each calendar quarter as follows: (1) no Incentive Fee in any calendar quarter in which the Corporation’s Pre-Incentive Fee Net Investment Income does not exceed the hurdle rate; (2) 100% of the Corporation’s Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the hurdle rate but is less than 2.1875% in any calendar quarter (8.75% annualized); and (3) 20% of the amount of the Corporation’s Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized). These calculations will be appropriately pro rated for any period of less than three (3) months and adjusted for any share issuances or repurchases during the current quarter.

(ii)	The second part of the Incentive Fee is a capital gains Incentive Fee (the “Capital Gains Fee”) and will be determined and payable in arrears as of the end of each fiscal year (or upon termination of this Agreement, as of the termination date), and will equal 20% of the Corporation’s realized capital gains as of the end of the applicable year, if any, computed net of all realized capital losses and unrealized capital depreciation at the end of such year. The amount of capital gains used to determine the Capital Gains Fee shall be calculated at the end of each applicable year by subtracting the sum of the Corporation’s Cumulative Aggregate Realized Capital Losses and Aggregate Unrealized Capital Depreciation from the Corporation’s Cumulative Aggregate Realized Capital Gains (each as defined below). If this number is positive at the end of such year, then the Capital Gains Fee for such year will be equal to 20.0% of such amount, less the aggregate amount of any Capital Gains Fees paid in all prior years. In the event that this Agreement shall terminate as of a date that is not a calendar year end, the termination date shall be treated as though it were a calendar year end for purposes of calculating and paying a Capital Gains Fee.
(iii)	For purposes of this Section 3(b):

(1) “Cumulative Aggregate Realized Capital Gains” shall mean the sum of the differences between the net sales price of each investment in the Corporation’s portfolio when sold, and the original cost of such investment since inception.

(2) “Cumulative Aggregate Realized Capital Losses” shall mean the sum of the amounts by which the net sales price of each investment in the Corporation’s portfolio when sold is less than the original cost of such investment since inception.

(3) “Aggregate Unrealized Capital Depreciation” shall mean the sum of the difference, if negative, between the valuation of each investment in the Corporation’s portfolio as of the applicable Capital Gains Fee calculation date and the original cost of such investment.
4. COVENANTS OF THE ADVISER.
     (a) Adviser Status. The Adviser covenants that it is registered as an investment adviser under the Advisers Act. The Adviser agrees that its activities will at all times be in compliance in all material respects with all applicable federal and state laws governing its operations and investments.
The following provisions in this Section 4 shall apply for only so long as the shares of the Corporation are not listed on a national securities exchange.
     (b) Reports to Stockholders. The Adviser shall prepare or shall cause to be prepared and distributed to stockholders during each year the following reports of the Corporation (either included in a periodic report filed with the SEC or distributed in a separate report):
(i)	Quarterly Reports. Within 60 days of the end of each quarter, a report containing the same financial information contained in the Corporation’s Quarterly Report on Form 10-Q filed by the Corporation under the Securities Exchange Act of 1934, as amended.

(ii)	Annual Report. Within 120 days after the end of the Corporation’s fiscal year, an annual report containing:

(A) A balance sheet as of the end of each fiscal year and statements of income, equity, and cash flow, for the year then ended, all of which shall be prepared in accordance with generally accepted accounting principals and accompanied by an auditor’s report containing an opinion of an independent certified public accountant;

(B) A report of the activities of the Corporation during the period covered by the report;

(C) Where forecasts have been provided to the Corporation’s stockholders, a table comparing the forecasts previously provided with the actual results during the period covered by the report;

(D) A report setting forth distributions by the Corporation for the period covered thereby and separately identifying distributions from (i) cash flow from operations during the period; (ii) cash flow from operations during a prior period which have been held as reserves; and (iii) proceeds from disposition of Corporation assets.
(iii)	Previous Reimbursement Reports. The Adviser shall prepare or shall cause to be prepared a report, prepared in accordance with the American Institute of Certified Public Accountants United States Auditing Standards relating to special reports, and distributed to stockholders not less than annually, containing an itemized list of the costs reimbursed to the Adviser pursuant to Section 2(b) for the previous fiscal year. The special report shall at a minimum provide: (A) a review of the time records of individual employees, the costs of whose services were reimbursed; and (B) a review of the specific nature of the work performed by each such employee.

(iv)	Proposed Reimbursement Reports. The Adviser shall prepare or shall cause to be prepared a report containing an itemized estimate of all proposed expenses for which it shall receive reimbursements pursuant to Section 2(b) of this Agreement for the next fiscal year, together with a breakdown by year of such expenses reimbursed in each of the last five public programs formed by the Adviser.

(v)	Proposed Federal Income Tax Returns. Within 75 days after the end of the Corporation’s fiscal year, all information necessary for Stockholders’ to prepare their federal income tax returns.
     (c) Reports to State Administrators. The Adviser shall, upon written request of any State Administrator, submit any of the reports and statements to be prepared and distributed by it pursuant to this Section 4 to such State Administrator.
     (d) Reserves. In performing its duties hereunder, the Adviser shall cause the Corporation to provide for adequate reserves for normal replacements and contingencies (but not for payment of fees payable to the Adviser hereunder) by causing the Corporation to retain a reasonable percentage of proceeds from offerings and revenues.
     (e) Recommendations Regarding Reviews. From time to time and not less than quarterly, the Adviser must review the Corporation’s accounts to determine whether cash distributions are appropriate. The Corporation may, subject to authorization by the Board of Directors, distribute pro rata to the stockholders funds received by the Corporation which the Adviser deems unnecessary to retain in the Corporation.
     (f) Temporary Investments. The Adviser shall, in its sole discretion, temporarily place proceeds from offerings by the Corporation into short term, highly liquid investments which, in its reasonable judgment, afford appropriate safety of principal during such time as it is determining the composition and allocation of the portfolio of the Corporation and the nature, timing and implementation of any changes thereto pursuant to Section 1(a); provided however, that the Adviser shall be under no fiduciary obligation to select any such short-term, highly liquid investment based solely on any yield or return of such investment. The Adviser shall cause any proceeds of the offering of Corporation securities not committed for investment within the later of two years from the date of effectiveness of the Registration Statement or one year from termination of the offering, unless a longer period is permitted by the applicable State Administrator, to be paid as a distribution to the stockholders of the Corporation as a return of capital without deduction of Front End Fees (as defined below).
5. BROKERAGE COMMISSIONS; LIMITATIONS ON FRONT END FEES; PERIOD OF OFFERING; ASSESSMENTS
     (a) Brokerage Commissions. The Adviser is hereby authorized, to the fullest extent now or hereafter permitted by law, to cause the Corporation to pay a member of a national securities exchange, broker or dealer an amount of commission for effecting a securities transaction in excess of the amount of commission another member of such exchange, broker or dealer would have charged for effecting that transaction, if the Adviser determines in good faith, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities, that such amount of commission is reasonable in relation to the value of the brokerage and/or research services provided by such member, broker or dealer, viewed in terms of either that particular transaction or its overall responsibilities with respect to the Corporation’s portfolio, and constitutes the best net results for the Corporation.
The following provisions in this Section 5 shall apply for only so long as the shares of the Corporation are not listed on a national securities exchange.
     (b) Limitations. Notwithstanding anything herein to the contrary:
(i)	All fees and expenses paid by any party for any services rendered to organize the Corporation and to acquire assets for the Corporation (“Front End Fees”) shall be reasonable and shall not exceed 18% of the gross offering proceeds, regardless of the source of payment. Any reimbursement to the Adviser or any other person for deferred organizational and offering expenses, including any interest thereon, if any, will be included within this 18% limitation.
(ii)	The Adviser shall commit at least 82% of the gross offering proceeds towards the investment or reinvestment of assets and reserves as set forth in Section 4(d) above on behalf of the Corporation. The remaining proceeds may be used to pay Front End Fees.
6. LIMITATIONS ON THE EMPLOYMENT OF THE ADVISER.
          The services of the Adviser to the Corporation are not exclusive, and the Adviser may engage in any other business or render similar or different services to others including, without limitation, the direct or indirect sponsorship or management of other investment based accounts or commingled pools of capital, however structured, having investment objectives similar to those of the Corporation, so long as its services to the Corporation hereunder are not impaired thereby, and nothing in this Agreement shall limit or restrict the right of any manager, partner, officer or employee of the Adviser to engage in any other business or to devote his or her time and attention in part to any other business, whether of a similar or dissimilar nature, or to receive any fees or compensation in connection therewith (including fees for serving as a director of, or providing consulting services to, one or more of the Corporation’s portfolio companies, subject to applicable law). So long as this Agreement or any extension, renewal or amendment remains in effect, the Adviser shall be the only investment adviser for the Corporation, subject to the Adviser’s right to enter into sub-advisory agreements. The Adviser assumes no responsibility under this Agreement other than to render the services called for hereunder. It is understood that directors, officers, employees and stockholders of the Corporation are or may become interested in the Adviser and its affiliates, as directors, officers, employees, partners, stockholders, members, managers or otherwise, and that the Adviser and directors, officers, employees, partners, stockholders, members and managers of the Adviser and its affiliates are or may become similarly interested in the Corporation as stockholders or otherwise.
7. RESPONSIBILITY OF DUAL DIRECTORS, OFFICERS AND/OR EMPLOYEES.
          If any person who is a manager, partner, officer or employee of the Adviser or Gladstone Administration is or becomes a director, officer and/or employee of the Corporation and acts as such in any business of the Corporation, then such manager, partner, officer and/or employee of the Adviser or Gladstone Administration shall be deemed to be acting in such capacity solely for the Corporation, and not as a manager, partner, officer or employee of the Adviser or Gladstone Administration or under the control or direction of the Adviser or Gladstone Administration, even if paid by the Adviser or Gladstone Administration.
8. LIMITATION OF LIABILITY OF THE ADVISER: INDEMNIFICATION.
     (a) Indemnification. The Adviser (and its officers, managers, partners, directors, agents, employees, controlling persons, members and any other person or entity affiliated with the Adviser, including without limitation Gladstone Administration) shall not be liable to the Corporation for any action taken or omitted to be taken by the Adviser in connection with the performance of any of its duties or obligations under this Agreement or otherwise as an investment advisor of the Corporation (except to the extent specified in Section 36(b) of the Investment Company Act concerning loss resulting from a breach of fiduciary duty (as the same is finally determined by judicial proceedings), with respect to the receipt of compensation for services, and the Corporation shall indemnify, defend and protect the Adviser (and its officers, managers, partners, directors, agents, employees, controlling persons, members and any other person or entity affiliated with the Adviser, including without limitation Gladstone Administration, each of whom shall be deemed a third party beneficiary hereof) (collectively, the “Indemnified Parties”) and hold them harmless from and against all damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by the Indemnified Parties in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Corporation or its security holders) arising out of or otherwise based upon the performance of any of the Adviser’s duties or obligations under this Agreement or otherwise as an investment adviser of the Corporation, to the extent such damages, liabilities, costs and expenses are not fully reimbursed by insurance, and to the extent that such indemnification would not be inconsistent with the laws of the State of Maryland, the charter of the Corporation or the provisions of Section II.G of the Omnibus Guidelines published by the North American Securities Administrators Association on March 29, 1992, as it may be amended from time to time.
The following provisions in this Section 8 shall apply for only so long as the shares of the Corporation are not listed on a national securities exchange.
     (b) Limitations on Indemnification. Notwithstanding Section 8(a) to the contrary, the Corporation shall not provide for indemnification of the Indemnified Parties for any liability or loss suffered by the Indemnified Parties, nor shall the Corporation provide that any of the Indemnified Parties be held harmless for any loss or liability suffered by the Corporation, unless all of the following conditions are met:
(i)	the Indemnified Party has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Corporation;

(ii)	the Indemnified Party was acting on behalf of or performing services for the Corporation;

(iii)	such liability or loss was not the result of negligence or misconduct by the Indemnified Party; and

(iv)	such indemnification or agreement to hold harmless is recoverable only out of the Corporation’s net assets and not from stockholders.
Furthermore, the Indemnified Party shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met:

(i)	there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee;

(ii)	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; or

(iii)	a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made, and the court of law considering the request for indemnification has been advised of the position of the SEC and the published position of any state securities regulatory authority in which securities of the Corporation were offered or sold as to indemnification for violations of securities laws.
     (c) Advancement of Funds. The Corporation shall be permitted to advance funds to the Indemnified Party for legal expenses and other costs incurred as a result of any legal action for which indemnification is being sought only if all of the following conditions are met:
(i)	The legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the Corporation;

(ii)	The legal action is initiated by a third party who is not a Corporation stockholder, or the legal action is initiated by a Corporation stockholder and a court of competent jurisdiction specifically approves such advancement; and

(iii)	The Indemnified Party undertakes to repay the advanced funds to the Corporation, together with the applicable legal rate of interest thereon, in cases in which the Indemnified Party is not found to be entitled to indemnification.
9. EFFECTIVENESS, DURATION AND TERMINATION OF AGREEMENT.
     (a) Term and Effectiveness. This Agreement shall become effective as of the first date above written. This Agreement shall remain in effect for two years, and thereafter shall continue automatically for successive annual periods, provided that such continuance is specifically approved at least annually by (i) the vote of the Corporation’s Board of Directors, or by the vote of a majority of the outstanding voting securities of the Corporation and (ii) the vote of a majority of the Corporation’s Directors who are not parties to this Agreement or “interested persons” (as such term is defined in Section 2(a)(19) of the Investment Company Act) of any such party, in accordance with the requirements of the Investment Company Act.
     (b) Termination. This Agreement may be terminated at any time, without the payment of any penalty, (i) by the Corporation upon 60 days’ written notice to the Adviser, (A) by the vote of a majority of the outstanding voting securities of the Corporation, or (B) by the vote of the Corporation’s Directors or (ii) by the Adviser upon 120 days’ written notice to the Corporation. This Agreement will automatically terminate in the event of its “assignment” (as such term is defined for purposes of Section 15(a)(4) of the Investment Company Act). The provisions of

Section 8 of this Agreement shall remain in full force and effect, and the Adviser and its representatives shall remain entitled to the benefits thereof, notwithstanding any termination or expiration of this Agreement.
     (c) Payments to and Duties of Adviser Upon Termination.
(i)	After the termination of this Agreement, the Adviser shall not be entitled to compensation for further services provided hereunder except that it shall be entitled to receive from the Corporation within 30 days after the effective date of such termination all unpaid reimbursements and all earned but unpaid fees payable to the Adviser prior to termination of this Agreement. If the Corporation and the Adviser cannot agree on the amount of such reimbursements and fees, the parties will submit to binding arbitration.

(ii)	The Adviser shall promptly upon termination: (A) deliver to the Board of Directors a full accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished to the Board of Directors; (B) deliver to the Board of Directors all assets and documents of the Corporation then in custody of the Adviser; and (C) cooperate with the Corporation to provide an orderly management transition.
The following provisions in this Section 9 shall apply for only so long as the shares of the Corporation are not listed on a national securities exchange.
     (d) Other Matters. Without the approval of holders of a majority of the shares entitled to vote on the matter, the Adviser shall not: (i) amend the investment advisory agreement except for amendments that do not adversely affect the interests of the stockholders; (ii) voluntarily withdraw as the Adviser unless such withdrawal would not affect the tax status of the Corporation and would not materially adversely affect the stockholders; (iii) appoint a new Adviser; (iv) sell all or substantially all of the Corporation’s assets other than in the ordinary course of the Corporation’s business; or (v) cause the merger or other reorganization of the Corporation. In the event that the Adviser should withdraw pursuant to (ii) above, the withdrawing Adviser shall pay all expenses incurred as a result of its withdrawal. The Corporation may terminate the Adviser’s interest in the Corporation’s revenues, expenses, income, losses, distributions and capital by payment of an amount equal to the then present fair market value of the terminated Adviser’s interest, determined by agreement of the terminated Adviser and the Corporation. If the Corporation and the Adviser cannot agree upon such amount, then such amount will be determined in accordance with the then current rules of the American Arbitration Association. The expenses of such arbitration shall be borne equally by the terminated Adviser and the Corporation. The method of payment to the terminated Adviser must be fair and must protect the solvency and liquidity of the Corporation.
     (e) With respect to any shares owned by the Adviser, the Adviser may not vote or consent on matters submitted to the stockholders regarding the removal of the Adviser or regarding any transaction between the Corporation and the Adviser. In determining the existence of the requisite percentage of shares necessary to approve a matter on which the Adviser may not vote or consent, any shares owned by the Adviser shall not be included.
10. CONFLICTS OF INTERESTS AND PROHIBITED ACTIVITIES.
The following provisions in this Section 10 shall apply for only so long as the shares of the Corporation are not listed on a national securities exchange.
     (a) No Exclusive Agreement. The Adviser is not hereby granted or entitled to an exclusive right to sell or exclusive employment to sell assets for the Corporation.
     (b) Rebates, Kickbacks and Reciprocal Arrangements.
(i)	The Adviser agrees that it shall not (A) receive or accept any rebate, give-up or similar arrangement that is prohibited under applicable federal or state securities laws, (B) participate in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws governing conflicts of interest or investment restrictions, or (C) enter into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws.

(ii)	The Adviser agrees that it shall not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell the Corporation’s stock or give investment advice to a potential stockholder; provided, however, that this subsection shall not prohibit the payment of a registered broker-dealer or other properly licensed agent from sales commissions for selling or distributing the Corporation’s common stock.
     (c) Commingling. The Adviser covenants that it shall not permit or cause to be permitted the Corporation’s funds from being commingled with the funds of any other entity. Nothing in this Subsection 10(c) shall prohibit the Adviser from establishing a master fiduciary account pursuant to which separate sub-trust accounts are established for the benefit of affiliated programs, provided that the Corporation’s funds are protected from the claims of other programs and creditors of such programs.
11. NOTICES.
          Any notice under this Agreement shall be given in writing, addressed and delivered or mailed, postage prepaid, to the other party at its principal office.
12. AMENDMENTS.
          This Agreement may be amended by mutual consent, but the consent of the Corporation must be obtained in conformity with the requirements of the Investment Company Act.

13. ENTIRE AGREEMENT: GOVERNING LAW.
          This Agreement contains the entire agreement of the parties and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof. This Agreement shall be construed in accordance with the laws of the State of Delaware and the applicable provisions of the Investment Company Act. To the extent the applicable laws of the State of Delaware, or any of the provisions herein, conflict with the provisions of the Investment Company Act, the latter shall control.
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          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date above written.

GLADSTONE LENDING CORPORATION
/s/ David Gladstone
By: David Gladstone, Chief Executive Officer

GLADSTONE MANAGEMENT CORPORATION
/s/ George Stelljes III
By: George Stelljes III, President